Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Christopher Harrison KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Announces 2014 Annual General Meeting

Tel Aviv, Israel, November 24, 2014 – Tikcro Technologies Ltd. (OTC PK: TIKRF) today announced that its Annual General Meeting of Shareholders will be held on December 29, 2014 at 12:00 p.m. Israel time, at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Allon Street, 36th Floor, Tel Aviv, Israel.

The agenda of the meeting is as follows:

(1)	reelection of Eric Paneth and Izhak Tamir to the Board of Directors;

(2)	reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as independent auditors; and

(3)	consideration of audited financial statements for the year ended December 31, 2013.

Items 1 and 2 require the approval of a simple majority of the shares voted on the matter. Item 3 will not involve a vote of the shareholders. The record date for the meeting is November 28, 2014. Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:
Tikcro supports early stage development projects in growth areas, with a focus on biotechnology.

For more information, visit Tikcro website at www.tikcro.com.